                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                                 ANNUAL REPORT



                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1993


                         Commission File Number 1-3720




                     W. R. GRACE & CO. SALARIED EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN



                               W. R. Grace & Co.
                             One Town Center Road
                        Boca Raton, Florida  33486-1010

                      FINANCIAL STATEMENTS AND EXHIBITS


            (a) FINANCIAL STATEMENTS. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse, independent accountants, dated June 27, 1994.

            (b) EXHIBITS. A Consent of Price Waterhouse is being filed as an exhibit to this Report.

               REPORT OF INDEPENDENT ACCOUNTANTS


June 27, 1994

To the Participants and
Administrative Committee of the
W. R. Grace & Co. Salaried Employees
Savings and Investment Plan


In our opinion, the accompanying statements of nets assets available for benefits and the related statements of changes in net assets available for benefits appearing on pages F-2 through F-12 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                      W. R. GRACE & CO. SALARIED EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1993  AND 1992


                                                 1993           1992
                                             ------------   ------------
            Assets:
              Investments:
              Insurance company contracts at
               contract value                $ 284,145,921  $ 244,617,172
              Other securities
               (cost: 1993, $13,950,694;
                    1992,  $55,372,412)         13,950,694     66,506,081
              W. R. Grace & Co.
               common stock
               (cost: 1993,  $66,559,083:
                      1992, $66,333,395)       103,798,825    107,677,243
              Fidelity Mutual Funds
               (cost, 1993:  $98,516,686)
                 Balanced Fund                  46,064,553         --
                 Growth & Income Fund            5,793,240         --
                 Blue Chip Growth Fund          28,009,245         --
                 Contrafund                     13,804,903         --
                 OTC Fund                        2,144,820         --
                                                                   --
              Contributions receivable           2,318,450      6,583,526
              Dividends and interest
                receivable                          --            312,914

                                             -------------  -------------
                 Total assets                  500,030,651    425,696,936
                                             -------------  -------------

            Liabilities:

              Participant withdrawals               --          8,738,305
              Administrative expenses               --            277,166

                                             -------------  -------------
                 Total liabilities                  --          9,015,471
                                             -------------  -------------

              Net assets available
               for plan benefits             $ 500,030,651  $ 416,681,465
                                             -------------  -------------
                                             -------------  -------------


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                      W. R. GRACE & CO. SALARIED EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

                            AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                            FUND D -                      EMPLOYEES'      FIDELITY
                                   FIXED INCOME         FUND B -          DIVERSIFIED     GRACE STOCK        STOCK        BALANCED
                                       FUND            EQUITY FUND            FUND            FUND     OWNERSHIP PLAN     FUND
                                ---------------   ------------------   --------------   -------------  --------------  -----------

Contributions:

  Participants                  $     16,352,502  $           968,412  $     2,133,948  $   2,435,490  $       --      $  2,888,834

  Transfers among funds                  538,529          (21,210,519)     (46,103,954)    (6,803,488)     (7,681,710)   39,115,616

  Company                               --                  --                 --              --            8,404,331         --



  Transfer from/(to)  Energy Plan     32,911,628              (39,507)          (6,079)     3,933,090          --         3,156,054

  Transfer from Grace Offshore Plan    1,892,269            --                 --              --              --             --

  Transfer from HOMCO Plan               437,464            --                 --              --              --             --

                                ----------------      ---------------   --------------   ------------   -------------   -----------
     Total                            52,132,392          (20,281,614)     (43,976,085)      (434,908)        722,621    45,160,504
                                ----------------      ---------------   --------------   ------------   -------------   -----------

Income (loss) from
 investments:

 Interest                             23,318,635               18,939          732,456         26,903          87,649         --

 Dividends                              --                    138,992          213,928        580,193          --         2,966,171

 Net realized gain                      --                  5,498,439        5,009,336      2,312,130       2,047,062        98,314

 Change in unrealized
  appreciation or (depreciation)        --                 (7,336,443)      (3,904,859)    (1,849,225)     (1,475,914)     (952,266)
                                ----------------      ---------------   --------------   ------------   -------------   -----------
     Total                            23,318,635           (1,680,073)       2,050,861      1,070,001         658,797     2,112,219
                                ----------------      ---------------   --------------   ------------   -------------   -----------

Less:
  Participant withdrawals             17,432,480              517,665        1,172,568      1,793,140       4,937,081       927,124


  Administrative expenses                511,731               49,213           72,618         18,813          95,442         9,522
                                ----------------      ---------------   --------------   ------------   -------------   -----------
Net (decrease)/increase               57,506,816          (22,528,565)     (43,170,410)    (1,176,860)     (3,651,105)   46,336,077
Net assets available
 for plan benefits:

Beginning of year                    241,358,477           22,528,565       43,170,410     24,132,589      85,491,424         --
                                ----------------      ---------------   --------------   ------------   -------------  ------------
End of year                     $    298,865,293      $     --          $      --       $  22,955,729   $  81,840,319  $ 46,336,077
                                ----------------      ---------------   --------------   ------------   -------------  ------------
                                ----------------      ---------------   --------------   ------------   -------------  ------------


                                     FIDELITY            FIDELITY                           FIDELITY
                                  GROWTH & INCOME       BLUE CHIP           FIDELITY          OTC
                                       FUND            GROWTH FUND         CONTRAFUND         FUND            TOTAL
                              -------------------  ------------------    -------------   ------------    ------------
Contributions:

  Participants                 $         342,859   $        1,647,852    $     842,604   $    156,598    $ 27,769,099

  Transfers among funds                4,881,597           23,380,340       12,134,832      1,748,757          --

  Company                               --                  --                 --              --           8,404,331

                                                                                                               --

  Transfer from/(to)  Energy Plan        373,782            1,633,577          424,426        151,962      42,538,933

  Transfer from Grace Offshore Plan     --                  --                 --              --           1,892,269

  Transfer from HOMCO Plan              --                  --                 --              --             437,464

                              ------------------   ------------------    -------------   ------------    ------------
     Total                             5,598,238           26,661,769       13,401,862      2,057,317      81,042,096
                              ------------------   ------------------    -------------   ------------    ------------

Income (loss) from
 investments:

 Interest                               --                  --                 --              --          24,184,582

 Dividends                               197,166            3,847,465          863,518        194,587       9,002,020

 Net realized gain                         6,866              (18,257)          14,496             25      14,968,411

 Change in unrealized
  appreciation or (depreciation)          39,840           (1,412,030)        (298,154)       (87,615)    (17,276,666)

                              ------------------   ------------------    -------------   ------------    ------------
     Total                               243,872            2,417,178          579,860        106,997      30,878,347
                              ------------------   ------------------    -------------   ------------    ------------

Less:
  Participant withdrawals                 16,152              909,949           92,725          4,691      27,803,575

  Administrative expenses                    492                4,870            4,897             84         767,682
                              ------------------   ------------------    -------------   ------------    ------------
Net (decrease)/increase                5,825,466           28,164,128       13,884,100      2,159,539      83,349,186

Net assets available
 for plan benefits:

Beginning of year                       --                  --                 --              --         416,681,465
                              ------------------   ------------------    -------------   ------------    ------------
End of year                    $       5,825,466  $        28,164,128  $    13,884,100  $   2,159,539  $  500,030,651
                              ------------------   ------------------    -------------   ------------    ------------
                              ------------------   ------------------    -------------   ------------    ------------

                   The accompanying notes to financial statements
                       are an integral part of this statement.

                     W. R. GRACE & CO. SALARIED EMPLOYEES

                          SAVINGS AND INVESTMENT PLAN

                      STATEMENT OF CHANGES IN NET ASSETS

                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                                                         FUND D -                    EMPLOYEES'
                                            FIXED INCOME   FUND B -     DIVERSIFIED   GRACE STOCK       STOCK
                                               FUND       EQUITY FUND      FUND          FUND       OWNERSHIP PLAN      TOTAL
                                          --------------  -----------  ------------   -----------   --------------  -----------
   Contributions:

     Participants                         $ 18,706,297    $2,497,354   $ 6,767,981    $2,911,495    $    218,725    $31,101,852

     Transfers among funds                  (3,630,895)      944,310       717,150     3,549,705      (1,580,270)         -

     Company                                     --            --            --            --         10,471,983     10,471,983



     Transfer to Baker & Taylor             (6,474,282)     (443,985)   (1,207,667)     (369,325)     (1,913,603)   (10,408,862)

     Transfer to Grace Hourly Plan               --            --            --       (1,003,706)      1,003,706          -
                                          ------------   -----------  ------------   -----------    ------------    -----------
        Total                                8,601,120     2,997,679     6,277,464     5,088,169       8,200,541     31,164,973
                                          ------------   -----------  ------------   -----------    ------------    -----------

   Income (loss) from
    investments:

    Interest                                22,349,117        73,794     1,161,146        55,993          73,925     23,713,975

    Dividends                                    --          224,894       500,622       761,870           5,200      1,492,586

    Net realized gain or (loss)                  --          718,509     1,368,560       836,689       3,181,022      6,104,780

    Change in unrealized
     appreciation or (depreciation)              --          393,581       744,845        33,835      (2,380,250)    (1,207,989)

                                          ------------   -----------  ------------   -----------    ------------    -----------
        Total                               22,349,117     1,410,778     3,775,173     1,688,387         879,897     30,103,352
                                          ------------   -----------  ------------   -----------    ------------    -----------

   Less:
     Participant withdrawals                31,064,870     1,589,574     2,666,418       949,786       7,178,103     43,448,751

     Administrative expenses                   707,384       144,636       245,574        42,099          99,910      1,239,603
                                          ------------   -----------  ------------   -----------    ------------    -----------

   Net (decrease)/increase                    (822,017)    2,674,247     7,140,645     5,784,671       1,802,425     16,579,971

   Net assets available
    for plan benefits:

   Beginning of year                        242,180,184   19,854,318    36,029,765    18,347,918      83,688,999     400,101,494
                                          ------------- ------------  ------------   -----------    ------------    ------------
   End of year                            $ 241,358,477 $ 22,528,565  $ 43,170,410  $ 24,132,589  $   85,491,424    $416,661,465
                                          ------------- ------------  ------------   -----------    ------------    ------------
                                          ------------- ------------  ------------   -----------    ------------    ------------



            The accompanying notes to financial statements
                  are an integral part of this statement.

                    W. R. GRACE & CO. SALARIED EMPLOYEES
                         SAVINGS AND INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description for the Plan for more complete information.


GENERAL:

The Plan is a defined contribution plan originally adopted effective
September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 1993, The Northern Trust Company was succeeded by Fidelity Management Trust Company as trustee for the Plan. On the same date, Fund B - Equity Fund was terminated and its balance transferred to the Fidelity Blue Chip Growth Fund; Fund D - Diversified Fund was terminated and its balance transferred to the Fidelity Balanced Fund; and three additional Fidelity
Funds - Growth and Income, Contrafund, and OTC Portfolio - were also added as investment options under the Plan.

ELIGIBILITY AND VESTING:

Within those units of W. R. Grace & Co. ("Grace") and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

CONTRIBUTIONS TO THE PLAN:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code, subject to an annual dollar limit on before-tax contributions of $8,994 for 1993 ($8,728 for 1992), which limit is subject to annual adjustment for inflation and to regulations that restrict the contribution percentages of highly compensated participants in order to prevent discrimination in their favor. In addition, federal income tax law limits to $235,840 for 1993 ($228,860 for 1992), subject to annual adjustment for inflation, the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution will be made to the Plan; however, no Company contribution will be made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution will be 3% of each participant's compensation, subject to the limitations noted above.

Participants may elect to have their contributions invested in any of the following funds in which the Plan participates:

     FIXED INCOME FUND

     The Fixed Income Fund (formerly Fund A) is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

     GRACE STOCK FUND

     The Grace Stock Fund (formerly Fund C) is invested in Grace Common Stock. Pending such investment of cash credited to this Fund, this Fund may invest in short-term fixed income securities.

     FIDELITY MUTUAL FUNDS. The Plan also offers the following five Fidelity Mutual Funds to Plan participants.

          FIDELITY BALANCED FUND is invested in both fixed income securities and equity securities at all times.

          FIDELITY GROWTH AND INCOME FUND is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

          FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of companies with higher than average earnings growth.

          FIDELITY CONTRAFUND is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

          FIDELITY OTC PORTFOLIO is invested in equity securities of smaller companies traded in the over-the-counter market.


At December 31, 1993, the number of participants contributing to the Plan totalled 12,719, as compared with 11,110 at December 31, 1992. Participants contributing to the Fixed Income and Grace Stock Funds for the year ended December 31, 1993, were 11,581 and 3,308, respectively, as compared to 9,534, and 2,550 at December 31, 1992. Participants contributing to the Balanced Fund, the Growth and Income Fund, the Blue Chip Growth Fund, the Contrafund, and the OTC Portfolio for the year ended December 31, 1993, were 4,707, 888, 3,598, 1,512, and 446, respectively. Totals are not additive because some participants invest in more than one Fund. The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

Participants may, on any business day, allocate their future contributions among the Funds and transfer to another Fund the amounts related to their prior contributions to any of the Funds. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account.

Company contributions made after June 30, 1989 are generally credited to the Employee Stock Ownership Plan ("ESOP Fund", formerly Fund E). The ESOP Fund is invested in Grace Common Stock. The ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Internal Revenue Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year on any business day from the ESOP Fund to any of the other Funds except the Grace Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at the market prices quoted at year-end, which represent the net asset value of securities held. Investments in commercial paper, U.S. Treasury Bills and U. S. government securities mutual funds are valued at cost which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). Assets and investment returns are allocated to the plans based upon the proportion of each plan's daily net asset balance to the daily total net asset balances of the Funds. Income of each fund is reinvested in that fund, except that, in the case of the ESOP Fund, the Board of Directors of Grace has directed that dividends paid on shares of Grace Common Stock held in the ESOP Fund are to be paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment Committee appointed by the Grace Board of Directors, except as delegated by that Committee.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares of such Common Stock. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating operating unit.

NOTE 3 - INVESTMENTS:

FIXED INCOME FUND:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown below:



                          VALUE AT DECEMBER 31,
                         ----------------------
   ISSUER & RATE           1993          1992           REPAYMENT TERMS
- - ----------------------   ----------    ---------     -----------------------
Metropolitan Life
 Insurance Company:
        9.55%            $ 45,640,029  $ 42,358,205  Repayable in three
                                                     installments on
                                                     12/15/92, 12/15/93
                                                     and 12/15/95 or
                                                     12/15/96 (at issuer's
                                                     option)

       10.05%              45,024,368    35,672,529  Repayable in two
                                                     installments on
                                                     10/31/91 and
                                                     10/31/94

        9.05%              55,499,785    43,958,823  Repayable on 10/15/96


        7.00%              34,371,704     8,956,025  Repayable on 12/15/99


Prudential Insurance
 Company:
        8.72%                      --     3,461,576  Repaid in two equal annual
                                                     installments commencing
                                                     11/15/92

        8.63%                      --    13,513,576  Repaid in two equal annual
                                                     installments commencing
                                                     11/15/92

        9.75%              60,143,592    49,999,584  Repayable on 11/30/97

                          VALUE AT DECEMBER 31,
                         ----------------------
   ISSUER & RATE            1993           1992          REPAYMENT TERMS
- - ----------------------   ----------    ------------  -----------------------

         8.45%           43,466,443      36,551,649  Repayable in two equal
                                                     annual installments
                                                     commencing 12/1/98

New England Mutual
 Life Insurance Company:
         9.00%          $         --   $ 10,145,205  Repaid in two equal annual
                                                     installments commencing
                                                     11/30/92
                        ------------   ------------
                        $284,145,921   $244,617,172
                        ------------   ------------
                        ------------   ------------

Other investments in the Fixed Income Fund at December 31, 1993 and 1992 consisted of the following:

                                             DECEMBER 31,
                                     --------------------------
                                         1993           1992
                                     -----------   ------------
Commercial paper, at cost, which
 approximates market value           $13,182,385    $ 1,042,477
                                     -----------   ------------
                                     -----------   ------------

GRACE STOCK FUND:

As of December 31, 1993 and 1992, the Grace Stock Fund held 566,417 and 575,953 shares of Grace Common Stock, respectively.

The sales/distributions of Grace Common Stock by/from the Grace Stock Fund resulted in net realized gains, as follows:

                                  DECEMBER 31,
                            ------------------------
                               1993         1992
                            -----------  -----------
Proceeds from
 sales/distributions
 of securities              $9,531,137   $19,485,050

Cost of securities
 sold/distributed            7,219,007    18,648,361
                            ----------   -----------
Net realized gains          $2,312,130   $   836,689
                            ----------   -----------
                            ----------   -----------

Other investments in the Grace Stock Fund under the Plan at December 31, 1993 and 1992 consisted of the following:

                                            DECEMBER 31,
                                      ---------------------------
                                         1993             1992
                                      ----------       ----------
Commercial paper, at cost, which
 approximates market value            $  122,374       $  673,161
                                      ----------       ----------
                                      ----------       ----------

ESOP FUND:

As of December 31, 1993 and 1992, the ESOP held 1,998,631 and 2,099,258 shares of Grace Common Stock, respectively.

The sales/distributions of Grace Common Stock by/from the ESOP Fund resulted in net realized gains as follows:

                                  DECEMBER 31,
                           -----------------------
                             1993          1992
                           ---------   -----------
Proceeds from
 sales/distributions of
 securities               $5,469,617   $26,907,329
Cost of securities
 sold/distributed          3,422,555    23,726,307
                          ----------   -----------
Net realized gains        $2,047,062   $ 3,181,022
                          ----------   -----------
                          ----------   -----------

Other investments in the ESOP Fund at December 31, 1993 and 1992, consisted of the following:

                                                       DECEMBER 31,
                                                 -----------------------
                                                    1993         1992
                                                 ----------   ----------
Commercial paper, at cost, which
 approximates market value                       $  645,935   $1,212,062
                                                 ----------   ----------
                                                 ----------   ----------

NOTE 4 - TRANSFER OF ASSETS:

In 1993 Grace acquired the all of the the outstanding shares of Grace Energy Corporation ("GEC") in connection with Grace's plan to divest GEC. As a consequence, three defined contribution plans of GEC were terminated and their account balances were transferred to the Plan, as follows: Effective November 1, 1993, account balances of the Grace Offshore Employees Profit Sharing Plan and the HOMCO International Inc. Employees Profit Sharing Investment and Savings Plan were transferred to the Fixed Income Fund of the Plan, with subsequent transfers to the other Funds of the Plan as directed by participants. Effective December 1, 1993, account balances of the GEC Employees Savings and Investment Plan were transferred to the corresponding Funds of the Plan.


NOTE 5 - FEDERAL INCOME TAXES:

By letter dated November 25, 1985, the Internal Revenue Service stated that the Plan, as then in effect, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan, as currently in effect, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan continues to be qualified and the related Trust tax-exempt. Subject to the foregoing, no income taxes are required to be paid by the Plan, and participants are not taxed on Company contributions, before-tax contributions and any earnings or gains from investments attributable to their Plan accounts while such contributions, earnings and gains remain in the Trust.

NOTE 6- PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit's participation in the Plan may be terminated with approval of Grace's Board of Directors.


NOTE 7 - DAILY VALUATION:

Effective April 1, 1992, the Plan was amended (a) to provide for the conversion from monthly valuation to daily valuation and (b) to permit participants to elect to have their contributions invested in multiples of 5% and to transfer current account balances on a daily basis in multiples of 5% or in whole dollar amounts.

                                 SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         W. R. GRACE & CO.
                                        SALARIED EMPLOYEES
                                    SAVINGS AND INVESTMENT PLAN



                                    By:   /s/ R. H. CARL
                                        ------------------------
                                              R. H. Carl
                                              Chairman, Administrative
                                              Committee



Date:  June 29, 1994